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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                 SCHEDULE 14d-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           ---------------------------


                          GAYLORD CONTAINER CORPORATION
                            (Name of Subject Company)

                          GAYLORD CONTAINER CORPORATION
                        (Name of Person Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)


                                   368145 10 8
                      (CUSIP Number of Class of Securities)


                                 DAVID F. TANAKA
             VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                          GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                    SUITE 400
                            DEERFIELD, ILLINOIS 60015
                                 (847) 405-5500
            (Name, address and telephone number of person authorized
                to receive notice and communications on behalf of
                            person filing statement)

                                 With copies to:


---------------------------------------------------------------------------------------
              LEWIS S. BLACK, JR.                            JACK S. LEVIN, P.C.
COUNSEL TO THE INDEPENDENT SPECIAL COMMITTEE OF            WILLIAM S. KIRSCH, P.C.
           THE BOARD OF DIRECTORS OF                             COUNSEL TO
         GAYLORD CONTAINER CORPORATION                  GAYLORD CONTAINER CORPORATION
        MORRIS, NICHOLS, ARSHT & TUNNELL                      KIRKLAND & ELLIS
    1201 NORTH MARKET STREET, P.O. BOX 1347                200 EAST RANDOLPH DRIVE
        WILMINGTON, DELAWARE 19899-1347                    CHICAGO, ILLINOIS 60601
                 (302) 658-9200                                (312) 861-2000
---------------------------------------------------------------------------------------


|_|Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 22, 2002 (as amended, the "Statement") by Gaylord Container Corporation, a Delaware corporation (the "Company"). The Statement relates to a tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), under which Purchaser is offering to purchase all of the outstanding shares of Class A Common Stock, par value $.0001 per share, of the Company (the "Common Stock"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement (as defined in the Statement) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.17 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002, and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Statement is hereby amended and supplemented by adding the following thereto:

         "NOTES TENDER OFFERS.

         On January 31, 2002, Parent issued a press release announcing that the Notes Subsidiary had received tenders and accompanying consents from the holders of at least a majority in principal amount of each of the 9-3/8% Senior Notes, 9-3/4% Senior Notes and Senior Subordinated Notes of the Company in response to the Notes Tender Offers that Parent, through the Notes Subsidiary, commenced on January 22, 2002, for the Notes. Parent indicated in the press release that pursuant to the terms of the Notes Tender Offers, the consent condition had been met, the withdrawal deadline with respect to the Notes Tender Offers had passed, and that accordingly, Notes that had been tendered or may be tendered may not be withdrawn. Parent indicated in the press release that the Minimum Note Condition to the Offer had not been meet as of 5:00 p.m. on January 30, 2002. The full text of the press release is filed as Exhibit (a)(9) hereto and is incorporated herein by reference."

ITEM 9.  EXHIBITS.

         Item 9 of the Statement is hereby amended and supplemented to add the following exhibit:

         (a)(9) Text of Press Release, dated January 31, 2002, issued by Parent (incorporated by reference to Exhibit (a)(11) to the Tender Offer Statement on Schedule TO filed with the Commission by Parent and Purchaser on January 22, 2002 (as amended thereafter)).




                                       -1-

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      GAYLORD CONTAINER CORPORATION


Dated:   January 31, 2002             By: /s/ David F. Tanaka
                                          --------------------------------------
                                          Name: David F. Tanaka
                                          Title: Vice President, General Counsel
                                                 and Corporate Secretary










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                                INDEX TO EXHIBITS


Exhibit Number      Description
--------------      -----------

(a)(9) Text of Press Release, dated January 31, 2002, issued by Parent (incorporated by reference to Exhibit (a)(11) to the Tender Offer Statement on Schedule TO filed with the Commission by Parent and Purchaser on January 22, 2002 (as amended thereafter)).